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                                         Filed by International Home Foods, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                 Subject Company:  ConAgra, Inc.
                                                  Commission File Number: 1-7275

                                                                    News Release

ConAgra, Inc.            For more information, contact: ConAgra:
One ConAgra Drive
Omaha, NE  68102-5001    Chris Klinefelter               Karen Savinski
Phone: (402) 595-4000    Investor Relations              Media Relations
www.conagra.com          402-595-4154                    402-595-5392

                         International Home Foods:

                         Craig Steeneck                  Mark Semer
                         IHF Chief Financial Officer     Roy Winnick
                         973-631-7808                    Kekst and Company
                                                         212-521-4802 or
                                                         212-521-4842

                                                         FOR IMMEDIATE RELEASE
CONAGRA TO ACQUIRE INTERNATIONAL HOME FOODS
IN $2.9 BILLION DEAL

OMAHA, Neb., and PARSIPPANY, N.J., June 23, 2000 - ConAgra, Inc. (NYSE:CAG), one of the world's largest branded foods companies, and International Home Foods, Inc. (NYSE:IHF), today announced that ConAgra and International Home Foods have signed a definitive agreement for ConAgra to acquire International Home Foods, maker of Chef Boyardee pasta products, PAM cooking spray, and Gulden's Mustard.

International Home Foods shareholders will receive $22 per share, half of which will be paid in cash and half of which will be paid in ConAgra stock. The stock portion of the consideration is subject to adjustment based on the trading price of ConAgra stock prior to the closing of the transaction. The transaction is valued at approximately $2.9 billion, consisting of the consideration above and the assumption of $1.3 billion of debt.

Upon completion of the acquisition, International Home Foods' brands will join such well-known consumer names as Healthy Choice, Butterball, Orville Redenbacher, and Swiss Miss as part of ConAgra's packaged foods business. ConAgra currently owns some 100 consumer brands, including 27 brands with annual retail sales of more than $100 million. International Home Foods brings numerous brands to ConAgra's portfolio, six of which individually have retail sales in excess of $100 million.

Bruce Rohde, ConAgra's chairman and chief executive officer, said, "This is an excellent opportunity for ConAgra and International Home Foods to combine for the benefit of both companies' shareholders. ConAgra and International Home Foods share an entrepreneurial culture with a strong focus on building profitable brands. This combination offers attainable synergies, and we expect it to be accretive to earnings in year one."

C. Dean Metropoulos, International Home Foods chairman and chief executive officer, said, "Combining International Home Foods' strong retail portfolio with ConAgra is a sound business decision that will provide International Home Foods' brands with further growth opportunities and scale. Both of our



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companies have produced strong financial results and believe in supporting and investing in their brands, people and customers. We expect this transaction to build substantial long-term value for both ConAgra and International Home Foods shareholders."

Commenting on the fit between the two businesses, Rohde said ConAgra's alignment of its resources by customer channel and its focus on delivering innovative, value-added products to the consumer fits nicely with International Home Foods' strategy. He added, "A series of recent strategic acquisitions has made ConAgra the second-largest retail food supplier in North America. We believe the addition of International Home Foods' powerful product portfolio will immediately create value in the same way the recent acquisitions of Slim Jim, Parkay, and Egg Beaters have done."

"This is a win-win for the shareholders of both companies. This combination will create a company with $28 billion in sales, strong growth prospects and attractive operating synergies. Through Operation Overdrive, we have increased operating efficiencies and organized our resources in a way that will allow us to effectively integrate International Home Foods. That is why we can offer International Home Foods shareholders a substantial premium and still target our long-term trendline of double-digit earnings growth," Rohde said.

The portion of the acquisition price paid with ConAgra stock will be determined by dividing $11 by an average of ConAgra stock price for a fixed period prior to the closing, but will be no more than .61 shares nor less than .50 shares for each International Home Foods share.

The acquisition, which is subject to approval by International Home Foods shareholders, regulatory approvals, and other customary closing conditions, is expected to close in the third quarter of calendar 2000. C. Dean Metropoulos and certain investment partnerships controlled by Hicks, Muse, Tate & Furst Incorporated, holders of an aggregate of approximately 43% of the International Home Foods shares, have entered into agreements to vote for the merger. Additional transaction details will be disclosed in connection with International Home Foods' filing of proxy materials related to the shareholder vote.

ConAgra, Inc. is a $25-billion-plus food company, and is North America's largest foodservice manufacturer and second-largest retail food supplier.

International Home Foods, Inc. is a nationally prominent manufacturer, distributor and marketer of food products. Its significant established brands include Chef Boyardee pasta products, PAM cooking spray, and Gulden's mustard. International Home Foods was formed in Nov. 1996 through the acquisition of the food business of American Home Products by Hicks, Muse, Tate & Furst and C. Dean Metropoulos & Co., Hicks Muse's exclusive management affiliate for investments in the food and consumer products industries.

Additional Information

Stockholders of International Home Foods and other investors are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission in connection with the proposed merger. The proxy statement/ prospectus will contain important information about ConAgra, International Home Foods and the acquisition and about persons soliciting proxies in the acquisition, including officers and directors of International Home Foods, and their interest in the acquisition.

After it is filed with the SEC, investors may obtain a free copy of the proxy statement/prospectus on the SEC's website (http://www.sec.gov). A proxy statement/prospectus with respect to the proposed merger will also be made




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available for free to International Home Foods stockholders by International
Home Foods and ConAgra.

ConAgra and International Home Foods also file annual, quarterly and special reports, proxy statement and other information with the SEC. Investors may read and copy any reports, statements or other information filed by each company on the SEC's website (http://www.sec.gov) or at the SEC's public reference rooms at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

Note on Forward-Looking Statements

This press release contains forward-looking statements that reflect current views and estimates of ConAgra's management and International Home Foods' management of future economic circumstances, industry conditions, company performance and financial results. The statements are based on many assumptions and factors including availability and prices of raw materials, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital and actions of governments. Any changes in such assumptions or factors could produce significantly different results.